                                                ----------------------------
                                                      OMB APPROVAL
                                               OMB Number:        3235-0145
                                               Expires:     August 31, 1999
                                               Estimated average burden
                                               hours per response . . .14.90
                                               -----------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)*


                                Hadco Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   404681-10-8
                           --------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /     Rule 13d-1(b)
         / /     Rule 13d-1(c)
         /X/     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                 ---------------------------------
CUSIP NO.       404681-10-8          13G        PAGE    2    OF   6    PAGES
                -----------                           ----       ----
------------------------------                 ---------------------------------


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Horace H. Irvine II

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a)  / /
                                                                  (b)  /X/

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                693,362
       NUMBER OF
                          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                -0-
                          ------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 674,007
                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        693,362

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) /X/
        See Item 4 of the attached Schedule for information about shares excluded from the 693,362 shares above.

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.1%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

------------------------------                 ---------------------------------
CUSIP NO.       404681-10-8          13G        PAGE   3     OF   6    PAGES
                -----------                           ----       ----
------------------------------                 ---------------------------------

Item 1(a).        NAME OF ISSUER:  Hadco Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  12A Manor Parkway, Salem, NH 03079

Item 2(a).        NAME OF PERSON FILING:  Horace H. Irvine II

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of Mr. Irvine is 12A Manor Parkway, Salem, NH 03079

Item 2(c).        CITIZENSHIP:  United States of America

Item 2(d).        TITLE OF CLASS OF SECURITIES:  Common Stock, $.05 par value

Item 2(e)         CUSIP NUMBER:  404681-10-8

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(d), OR 13-d -2(b), CHECK WHETHER THE PERSON FILING IS A:


                  (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ]     Investment company registered under
                              Section 8 of the Investment Company Act of
                              1940 (15 U.S.C.
                              80a-8);

                  (e) [ ] An Investment Advisor in accordance with ss. 240. 13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund; in accordance with ss. 240.
                              13d-1(b)(1)(ii)(F);

                  (g) [ ]     A parent holding company or control
                              person in accordance with ss. 240.
                              13d-1(b)(1)(ii)(G);

                  (h) [ ]     A savings association as defined in
                              Section 3(b) of the Federal Deposit
                              Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under
                              Section 3(c)(14) of the Investment Company
                              Act of 1940 (15 U.S.C.
                              80a-3);

                  (j) [ ]    Group, in accordance with ss. 240.
                             13d-1(b)(1)(ii)(J).

                  Not applicable.

------------------------------                 ---------------------------------
CUSIP NO.       404681-10-8          13G        PAGE   4    OF    6    PAGES
                -----------                           ----       ----
------------------------------                 ---------------------------------
Item 4.           Ownership.

                  (a) Amount Beneficially Owned: Mr. Irvine is the beneficial owner of 693,362 shares of common stock as of December 31, 1999 including 19,355 shares held in a voting trust for the benefit of Andrea P. Irvine. Mr. Irvine has sole dispositive power over 674,007 shares of common stock. Mr. Irvine, who is the sole trustee of such trust and retains sole voting power with respect to the shares held in such trust, disclaims beneficial ownership of such shares. Mr. Irvine has sole dispositive power over 674,007 shares of common stock. The amount beneficially owned does not include 42,605 shares held in irrevocable trusts for the benefit of members of Horace H. Irvine II's family. Mr. Irvine, who is not a trustee of such trusts, disclaims beneficial ownership of such 42,605 shares. James C. Hamilton, a partner in the law firm that is general counsel to Hadco Corporation (the "Corporation") and Clerk of the Corporation, Lawrence Coolidge, a former Director of the Corporation, and Gilbert M. Roddy, Jr., a Director of the Corporation, are co-trustees of these irrevocable trusts. Horace
                           H. Irvine II retains no voting or dispositive power with respect to these shares. All voting rights under these trusts reside in Messrs. Hamilton, Coolidge and Roddy, who have the right to dispose of such shares.

                  (b) Percent of Class: 5.1% (based on the 13,726,100 shares of Common Stock reported to be outstanding on January 3, 2000 in the Hadco Corporation Annual Report on Form 10-K for the fiscal year ended October 30, 1999.)

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    693,362 shares.

                          (ii)      shared power to vote or to direct the vote:
                                    -0- shares.

                         (iii) sole power to dispose or to direct the disposition of: 674,007 shares.

                          (iv) shared power to dispose or to direct the disposition of: -0- shares.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

------------------------------                 ---------------------------------
CUSIP NO.       404681-10-8          13G        PAGE   5    OF    6    PAGES
                -----------                           ----       ----
------------------------------                 ---------------------------------


Item 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

Item 10.      CERTIFICATION.

              Not applicable.

              This Schedule 13-G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

------------------------------                 ---------------------------------
CUSIP NO.       404681-10-8          13G        PAGE   6    OF    6    PAGES
                -----------                           ----       ----
------------------------------                 ---------------------------------


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 8, 2000
                                                  ----------------
                                                        Date



                                               /s/ Horace H. Irvine II
                                               -----------------------
                                                      Signature



                                                Horace H. Irvine II
                                                -------------------
                                                    Name/Title